Exhibit 99.1

     GLG LIFE TECH CORPORATION ANNOUNCES PARTNERSHIP WITH CHEMPOINT TO MARKET STEVIA EXTRACTS IN NORTH AMERICA AND EUROPE

Vancouver, B.C. October 26, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces that they have partnered with ChemPoint.com Inc. (“ChemPoint”), a prominent e-distributor of specialty and fine ingredients, for the marketing, sale and distribution of GLG’s portfolio of high quality stevia extracts within the United States and Europe. ChemPoint will provide marketing, sales and order fulfillment, as well as technical support and expertise. The companies will jointly launch focused campaigns targeting key segments of the food and beverage industry immediately.

Key highlights under the terms of this agreement include:

  Three-year initial term with an automatic renewal provision for additional years subject to certain conditions.

  GLG to establishe ChemPoint as the exclusive supplier of stevia extract products for the high value tier three and tier four customers in the US and European food and beverage industry.

GLG Chairman and CEO Dr. Luke Zhang stated, “ChemPoint’s innovative technological approach to working with customers is impressive and demonstrates their commitment to effective, professional service. ChemPoint is able to deliver valuable technical solutions, strategic marketing, and customer support which will allow GLG to better service its customers.”

Stevia is a natural, calorie free sugar substitute, derived from the leaves of the stevia plant. It includes no additional chemicals and provides a healthy, 100% natural solution for customers. With the ability to replace many uses of sugar, stevia is radically changing the food and beverage industry.

“We welcome this opportunity to partner with GLG Life Tech, a true world class organization,” commented Joe Stanaway, Vice President Marketing and Sales at ChemPoint. “Their dedication to quality from seed to formulation and commitment to providing a great tasting, high purity sweetener is unparalleled. The addition of GLG stevia to our food ingredient portfolio continues a commitment to offer our customers the best in innovative sweetener solutions.”

To purchase material, please contact ChemPoint via telephone at 800-485-9569, fax at 425-378-8675, e-mail at orders@chempoint.com or online through www.chempoint.com. Prospective customers can receive immediate technical support and request samples by calling 800-485-9569 or by e-mailing sales@chempoint.com.

For additional information about GLG stevia sweeteners, please visit www.glglifetech.com or contact Sam Newberg at (847) 867-0999 or sales@glglifetech.com.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ChemPoint
As the leading “e-distributor” of specialty and fine chemicals in Europe and North America, ChemPoint.com engages in exclusive product line relationships with premier manufacturers. From its European and North American interaction centers, ChemPoint (www.chempoint.com) provides its suppliers with marketing, sales, customer service and order fulfillment solutions for targeted customer segments. ChemPoint is a Univar company. With a network of over 200 distribution centers, Univar N.V. (www.univarcorp.com) is a world leader in chemical distribution.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.